BY EDGAR

Mrs. Jennifer Thompson

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Phone Number: (202) 551-3737

January 31, 2018

Re:      Companhia Brasileira de Distribuição

Form 20-F for the Fiscal Year ended December 31, 2016

Filed May 10, 2017

File No. 001-14626

Dear Mrs. Thompson:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 29, 2017 concerning the above-referenced filing on Form 20-F (the “20-F”) for Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”), the Company provides the following responses.  For your convenience, the Company has included below the text of each of the Staff’s comments and has set forth the response below such text.

            Financial Statements

            Note 35. Assets held for sale and discontinued operations

            Note 35.1 Interest change on Cnova N.V. investment, page F-95

SEC Comment No. 1

We note your disclosures regarding the Cnova Reorganization transaction as well as the related “going private” transactions disclosed on pages 20 and 44.  We also note the percentages of your direct and indirect ownership of Cnova, N.V. at December 31, 2016 disclosed in Note 3 on page F-13.  Please tell us in detail how and why you determined that you no longer controlled Cnova N.V. and that deconsolidation was appropriate.  In doing so, provide us with your detailed accounting analysis under IFRS 10 of why consolidation was previously appropriate, what circumstances changed during 2016, and how that change caused deconsolidation to be appropriate.  If your voting rights in this entity changed as a result of the Reorganization and/or the “going private” transactions, please quantify and tell us the nature of your voting rights in this entity before and after these transactions.

Response to Comment No. 1

According to paragraph 7 of IFRS 10, an investor controls an investee if, and only if, the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s return.

The Company notes that Cnova N.V.’s capital stock was composed of ordinary shares, corresponding to the economic interest in Cnova N.V. (“Cnova”), and special voting shares, corresponding to the voting rights in Cnova, which entitled the holder to double voting rights compared to ordinary shares.

The table below describes in detail the shareholdings in Cnova before the Cnova Reorganization that occurred on October 31, 2016:

	Cnova Shareholdings
	Before Cnova Reorganization
Shareholder	Total Economic Interest (Ordinary Shares)	Total Voting Rights (Special Voting Shares)
Companhia Brasileira de Distribuição Netherlands Holding B.V.(1)	26.58%	27.50%
Via Varejo Netherlands Holding B.V.(2)	21.93%	22.69%
Sub-total	36.08%(3)	50.20.%
Casino Guichard-Perrachon S.A.	43.28%	44.78%
QE Participações Netherlands Holding B.V.(4)	1.36%	1.41%
Almacenes Éxito S.A.(5)	0.15%	0.15%
Others	6.70%	3.47%
Total	100%	100%

(1)  Companhia Brasileira de Distribuição Netherlands Holding B.V. was a wholly owned subsidiary of the Company.  The Company is controlled by Casino Guichard-Perrachon S.A.

(2) Via Varejo Netherlands Holding B.V. was a wholly-owned subsidiary of Via Varejo S.A.  The Company held a 43.34% economic interest and 62.57% of the voting rights in Via Varejo S.A.

(3) In calculating the total economic interest held by the Company in Cnova, the Company took into account its direct economic interest in Cnova plus the Company’s indirect economic interest in Cnova through the Company’s 43.34% economic interest in Via Varejo S.A., thereby multiplying the 21.93% economic interest held by Via Varejo Netherlands Holding B.V. in Cnova by 43.34%.

(4) QE Participações Netherlands Holding B.V. was the holding company of the founders of Cnova Comércio Eletrônico S.A., which was a wholly owned subsidiary of Cnova N.V.

(5) Almacenes Éxito S.A. is a publicly listed company on the Colombia Stock Exchange and is controlled by Casino Guichard-Perrachon S.A.

The Company clarifies that at the time of the Cnova Reorganization it held a 43.34% economic interest and 62.57% of the voting rights in Via Varejo S.A. (“Via Varejo”).  Through the Company’s majority voting rights in Via Varejo, the Company controlled the voting rights of Via Varejo Netherlands Holding B.V. in Cnova.  Therefore, before the Cnova Reorganization, the Company held 50.20% of the total voting rights in Cnova, of which 27.50% the Company held directly and 22.69% indirectly, through Via Varejo.

The Company also clarifies that Cnova’s relevant activities are directed by voting rights.  Thus, as a holder of the majority of the total voting rights of Cnova, the Company had the power to control Cnova since:

•	a majority of the members of the governing body that directs all relevant activities of Cnova are appointed by majority vote (IFRS 10.B35b);

•	voting rights are substantive according to IFRS 10.B36; and

•	there are no contractual agreements or some combination of contracts or potential voting rights altering those decision-making rights.

In addition, before the Cnova Reorganization, the Company also held 36.08% of the total economic interest in Cnova, of which the Company held 26.58% directly and 9.51% indirectly through Via Varejo.

After the Cnova Reorganization, as disclosed on pages 20 and 44 of the 20-F, Via Varejo Netherlands Holding B.V. was no longer a shareholder of Cnova and the Company became the beneficial owner of 34.05% of the total economic interest and 35.58% of the total voting rights in Cnova.  Moreover, Casino Guichard-Perrachon S.A. (“Casino”) became the holder of the majority of the voting rights in Cnova, as described in the table below:

	Cnova N.V. Shareholdings
	After Cnova Reorganization
Shareholder	Total Economic Interest (Ordinary Shares)	Total Voting Rights (Special Voting Shares)
Companhia Brasileira de Distribuição Netherlands Holding B.V.	34.05%	35.58%
Via Varejo Netherlands Holding B.V.	—	—
Sub-total	34.05%	35.58%
Casino Guichard-Perrachon S.A.	55.43%	57.92%
QE Participações Netherlands Holding B.V.	1.74%	1.82%
Almacenes Exito S.A.	0.19%	0.20%
Others	8.58%	4.48%
Total	100%	100%

The disclosure in Note 35.1. on page F-95 of the 20-F describes that the Cnova Reorganization, concluded on October 31, 2016, caused the Company to lose the majority of the total voting rights in Cnova and, therefore, its control.  The Company’s deconsolidation of Cnova was a result of the Company’s loss of power over Cnova, which resulted from the reduction in the voting rights that the Company held from 50.20% to 35.58% before and after the Cnova Reorganization, respectively.  In addition, the Company also reduced its involvement in Cnova and lost the ability to affect Cnova’s variable returns.

In conclusion, the Company notes that the Cnova Reorganization significantly changed the Company’s voting power in Cnova, causing the Company to lose (i) the majority of voting rights and, hence, the control over Cnova in favor of Casino (which became the holder of the majority of the voting rights), and (ii) the Company’s ability to have power over Cnova and influence its variable returns, as defined in IFRS 10, paragraph 7.

            Note 35.1 Ongoing transaction to dispose of Via Varejo, page F-98

SEC Comment No. 2

We note that you classified the assets and liabilities of Via Varejo as held for sale, and its results as discontinued operations, as of December 31, 2016.  We note your disclosure on page F-98 that you considered the sale of Via Varejo to be highly probable at December 31, 2016 as required by IFRS 5.  However, we also note from management’s comments made during your Q3 2017 Earnings Call that management is working on the strategic plan for Via Varejo through 2020, and while you still plan to sell this business eventually, you are not in a hurry to do so because the environment for Via Varejo is positive.  We have the following comments:

•	Please explain to us in detail how you met the criteria of paragraph 8 of IFRS 5 as of December 31, 2016. In doing so, describe to us in detail how you had initiated an active programme to locate a buyer and complete the plan to sell the assets.
•	Please describe to us in reasonable detail any negotiations to sell Via Varejo that occurred during 2017 or any progress made on your active programme to locate a buyer and complete the sale. If no progress was made on your plan to sell Via Varejo, provide us with your detailed accounting analysis of whether you continue to qualify to classify Via Varejo as held for sale as of December 31, 2017. Your response should address why you believe you have an active programme to locate a buyer in light of the lack of progress on your plan to sell this business and how you meet the criteria of Appendix B to IFRS 5.

Response to Comment No. 2

IFRS 5 paragraph 8

Under IFRS, for a non-current asset (or disposal group) to classify as held for sale, the asset (or disposal group) must be available for immediate sale and its sale must be highly probable (IFRS 5 paragraphs 6 and 7).  IFRS 5 paragraph 8 provides guidance on requirements for a sale to be highly probable, including the requirement of a completed sale expected within one year from the date of classification.

The board of directors of the Company approved the plan to sell its investment in Via Varejo on November 23, 2016.  Since then, the Company’s management has been actively committed to implementing the plan.  The following actions demonstrate the Company’s commitment since the date of the approval by the board of directors of the Company:

•	the Company made a public announcement of the decision to sell its equity interest in Via Varejo following the board of directors’ approval on November 23, 2016;

•	in the beginning of the process, the Company engaged three experienced financial advisory firms, which have been actively involved in the sale process; Casino, the Company’s controlling shareholder, has also hired financial advisory services to support its decision making in the sale process;

•	the Company’s management, along with its financial advisors, has prepared a detailed information memorandum relating to Via Varejo, which was distributed to potential buyers interested in participating in the sale process;

•	the financial advisors have implemented a competitive M&A sell-side process as a result of which a large number of potential buyers (including Brazilian and international strategic and financial companies) were contacted;

•	various potential buyers entered into non-disclosure agreements with the Company;

•	the Company’s management, along with its financial advisory firms, determined a reasonable price for the sale of the Company’s equity interest in Via Varejo based on financial parameters typically used to determine the value of an asset;

•	Via Varejo’s management has done management presentations to potential buyers who demonstrated an increased level of interest in the potential acquisition; and

•	the Company carried out a due diligence process on Via Varejo and, together with Via Varejo, has prepared a virtual data room.

Based on the foregoing commitment by the Company’s management to implement the plan to sell the Company’s equity interest in Via Varejo, which was expected to be consummated within one-year and at a reasonable price, the Company classified as of December 31, 2016 its investment in Via Varejo as “non-current assets held for sale and discontinued operations,” according to paragraph 8 of IFRS 5.

IFRS 5 Appendix B

Pursuant to IFRS 5 paragraph 9, events or circumstances may extend the period to complete the sale beyond a year and thus allow continued classification as an asset held for sale.  An extension of the period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the reporting entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

This will be the case if the criteria in one of the events or circumstances under IFRS 5 Appendix B are met.

Pursuant to IFRS 5 Appendix B, an exception to the one-year requirement in IFRS 5 paragraph 8 shall apply, if during the initial one-year period circumstances arise that were previously considered unlikely and, as result, a non-current asset (or disposal group) previously classified as held for sale is not sold by the end of the one-year period, and:

(i)	During the initial one-year period the entity took action necessary to respond to the change in circumstances;
(ii)	The non-current asset (or disposal group) is being marketed at a price that is reasonable given the circumstances; and
(iii)	The criteria in IFRS 5 paragraph 7 and 8 are met.

During the first half of 2017, the Company’s management took the actions described in “—IFRS 5 paragraph 8” above to implement the plan to sell the Company’s equity interest in Via Varejo.  The Company made progress during the period, engaging in advanced discussions with a list of potential buyers, which neared the phase of formal proposals.  It is worth noting, however, that the interactions with potential buyers took place in a moment of political uncertainty and heightened macroeconomic volatility.  It became increasingly apparent to the Company’s management during the sale process that investors’ perception related to their potential investment in Via Varejo was being negatively affected by the political and economic scenario in Brazil.

More specifically, discussions with investors occurred during a moment where there was lack of visibility into the definitive recovery of the Brazilian retail sector for electronic and home appliances goods.  This factor was further enhanced by the ongoing political turmoil in Brazil. In particular, the unexpected allegations of the involvement of President Michel Temer in a political corruption scheme, which became known in May 2017, and consequent uncertainty of whether he would remain in office, caused increased instability in the Brazilian economy.

The political environment continued to play a significant role in the recovery of the Brazilian economy and market confidence in general during 2017.  More importantly, Via Varejo’s share price was materially affected by the macroeconomic scenario, having significant price volatility throughout 2017 (c. 47% of annualized volatility based on the standard deviation of daily returns in 20171).  Share price increased by approximately 128%, varying from R$10.75 on December 31, 2016 to R$24.47 on December 29, 2017.  Among the factors that demonstrate material change in the macroeconomic scenario during the period are the retail confidence index, which was at 78.92 in the beginning of 2017 (vs. 94.8 in December 2017); the benchmark interest rate (or SELIC rate) that decreased from 13.75% in the end of 2016 to 7% in the end of 2017; and the inflation rate (IPCA index) that also experienced a significant decrease from 6.28% in the end of 2016 to 2.94% in the end of 2017.

1 Annualization assumes 252 trading days.

2 FGV Instituto Brasileiro de Economia, December 2017.

In light of the aforementioned external factors, which were beyond the Company’s management’s control, and their adverse influence on investors’ view of the potential investment in Via Varejo, particularly in respect of its value, the Company’s management, together with its financial advisors, reassessed the initial estimated one-year sale timeline for the sale of the Company’s equity interest in Via Varejo, while still maintaining unaltered its intention to implement the divestment plan from Via Varejo.

The Company has not changed its fundamental strategic rationale to divest Via Varejo and was committed throughout 2017 to implementing the plan to sell the Company’s equity interest in Via Varejo.  In light of the aforementioned external factors, the Company’s management, along with its financial advisors, made the necessary adjustments to the execution of the divestment plan.  Based on the financial advisors’ advice, the Company adopted the strategy to assess developments and improvements in the Brazilian economy and their related effect on Via Varejo’s business and results of operations for the year ending 2017, to ensure that Via Varejo continues to be actively marketed at a price that is reasonable, given the change in circumstances.

In addition, the Company’s chief executive officer has publicly reiterated the maintenance of the strategic decision to pursue the sale of the Company’s equity interest in Via Varejo, showing the Company’s unceasing firm intention to implement the decision made in November 2016.  For example, during the earnings release conference call for interim financial statements as of and for the nine-month period ended September 30, 2017, the Company’s chief executive officer reaffirmed the Company’s focus on the food retail segment and the intention to sell its equity interest in Via Varejo.

The Company clarifies to the Staff that the reference by the Company’s management to the preparation of “a strategic plan for Via Varejo through 2020” during that conference call was made in the ordinary course of business in the context of a historical practice in which each of the Company’s principal subsidiaries prepares a standalone three-year strategic plan for its specific business, which is subject to approval by the Company’s board of directors.  As one of the Company’s subsidiaries and as a publicly listed company on the B3 (formerly BM&FBOVESPA) (Ticker Symbol: VVAR11), Via Varejo has separate corporate governance structure and practices from the Company and the Via Varejo board of directors is accountable to, and has fiduciary duties vis-à-vis, Via Varejo’s stakeholders who are different from those of the Company’s.

The Company respectfully submits that the statement regarding Via Varejo’s three-year strategy was not intended as an endorsement of a delay in the sale process.  Instead, it was a statement describing Via Varejo’s commitment to improve its financial and operating performance and the Company’s commitment to Via Varejo’s business continuity, despite the Company’s plan to divest its equity interest in Via Varejo.

The Company also notes the Company’s management’s continuous efforts and commitment to sell the Company’s equity interest in Via Varejo:

•	financial advisors remain engaged by the Company and its controlling shareholder Casino and are working towards the implementation of the plan, including analyzing alternative transactions for the divestment of the Company’s equity interest in Via Varejo;

•	the Company is in the process of updating marketing materials with full-year 2017 information based on the recommendation from the financial advisors given the expected financial and operating improvements by Via Varejo in 2017;

•	maintaining an open virtual data room that is readily available for access by potential buyers;

•	on December 7, 2017, the Company’s management reiterated its intention to sell its stake in Via Varejo during the Pão de Açúcar Group’s Investor Day; and

•	on December 15, 2017, during the Company’s board of directors meeting, the Company reinforced its commitment to sell its stake in Via Varejo through the approval of the strategic plan of the Company.

Furthermore, the Company’s management believes that certain factors will attract additional interested parties to the sale process, such as:

•	an increased visibility into the recovery in the Brazilian electronics and home appliances sector and Via Varejo’s results of operations and financial condition given Via Varejo’s expected financial and operating improvements in 2017 and the first full year of integrated online and offline businesses; and

•	a decreased volatility in Via Varejo’s share price, which plays an important role in price analysis since the market price is an important valuation reference and, therefore, a stable price level may help potential buyers more quickly define their views on valuation.

In conclusion, based on appendix B of IFRS 5, in light of external factors, the Company reassessed the initial estimated sale timeline, which envisioned the sale being agreed to no later than 12 months as of the classification of Via Varejo, on December 31, 2016, as “non-current assets held for sale and discontinued operations.”  The Company’s management is fully committed to sell the Company’s equity interest in Via Varejo, has consistently reaffirmed to the public its intention to focus on the food retail segment as well as complete the divestment plan and has retained experienced financial advisors to assist in the sale process.  The Company’s management has identified a list of potential buyers and options to divest its equity interest in Via Varejo.  Since the beginning of the execution of the plan, Via Varejo has been and continues to be actively marketed at a price that is reasonable, given the change in circumstances.  Based on IFRS 5 and Appendix B, the Company’s management understands that as of now, the efforts and decisions over the plan to sell the investment in Via Varejo remain unaltered, and the Company does not foresee conditions that would preclude the Company from selling its investment in Via Varejo.  Accordingly, in the Company’s view, these elements are sufficient to support the current IFRS 5 classification of Via Varejo as “non-current assets held for sale and discontinued operations.”

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Christophe Hidalgo, Chief Financial Officer of the Company, at (011-55-11) 3886-0017.

Very truly yours,

/s/ Christophe Hidalgo

Christophe Hidalgo

Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Tobias Stirnberg and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP

      John Guzman – White & Case LLP